

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

March 30, 2007

Ms. Nomfundo Vuyiswa Lila Qangule
Chief Financial Officer
Harmony Gold Mining Company Limited
Suite No. 1
Private Bag X1
Melrose Arch, 2076 South Africa

   Re: **Harmony Gold Mining Company Limited**
       Form 20-F for Fiscal Year Ended June 30, 2006
       Filed October 31, 2006
       File No. 001-31545

Dear Ms. Qangule:

   We have reviewed your filing and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended June 30, 2006

Information on the Company, page 19

Year-on-year reconciliation of Harmony's ore reserves, page 38

1.   We note your statement that you use "the South African code for the Reporting of
        Exploration Results, Mineral Resources and Ore Reserves (the SAMREC Code),
        which sets out internationally recognized procedures and standards for reporting
        of mineral resources and ore reserves." We further note your disclosure that "In
        reporting of reserves, we have complied with Industry Guide 7 of the United
        States Securities and Exchange Commission." Please confirm, if true, that the
        reserve quantities used to measure the financial results of your mining operations
        are limited to proven and probable reserves, as defined by Industry Guide 7, or
        otherwise advise.

Operating and Financial Review and Prospects, page 133

Share-Based Compensation, page 147

2.   We note your statement that the "charge in fiscal 2006 relates to the amortization
        of the fair value of the 2005, 2003 and 2001 options;" and that the "charge in
        fiscal 2005 relates to the amortization of the fair value of the 2005, 2003 and 2001
        option grants for Harmony." Please expand your disclosure to explain the nature
        of these charges.

2 Accounting Policies, page F-7

(t) Revenue Recognition, page F-14

3.   We note that you have revenues "from silver and other by-products sales" and
        that these sales are "credited to production costs as a by-product credit." Please
        expand your disclosure to include the amount of such revenue for each period
        reported. Additionally, please expand your MD&A to clearly indicate that you
        generate by-product revenues on certain of your operating units and why you
        believe that presentation of these revenue streams as a by-product is appropriate.
        Furthermore, include a trend analysis to identify the amount and types of by-
        product revenue generated for each period presented and indicate whether or not
        you believe, based on your best estimate that presentation of these revenue
        streams as by-products will continue to be appropriate in the future.

3 Accounting Changes, page F-16

(b) Stripping costs incurred during the production phase of a mine, page F-17

4.   Please tell us what you mean by your disclosure that states "capitalization of post-production stripping costs is appropriate only to the extent product inventory exists at the end of a reporting period" and clarify your disclosure to explain how your accounting policy complies with EITF 04-6.

15 (Loss)/Earnings Per Share, page F-34

5.   We note your disclosure that the "inclusion of share options issued to employees as of June 30, 2006, as potential ordinary shares, would have an anti-dilutive effect on diluted loss per share. Accordingly, such additional shares have not been taken into account in the determination of diluted loss per share." Please disclose the number of securities that could potentially dilute basic earnings/loss per share in the future that were not included in the computation of diluted earnings/loss per share because to do so would have been antiduilutive for the periods presented in accordance with paragraph 40(c) of FAS 128.

26 Long Term loans, page F-41

6.   We note that you issued an international unsecured fixed rate convertible bond totaling R1,700 million in May 2004 and that the "bonds are convertible at the option of the bondholders at any time on or after July 1, 2004 and up to and including May 15, 2009." We further note that the "number of ordinary shares to be issued at such a conversion shall be determined by dividing the principal amount of each bond by the conversion price in effect on the relevant conversion date." Please tell us how you considered the guidance in FAS 150, FAS 133 and EITF 00-19 with respect to your convertible bond and any associated embedded derivatives. You may wish to refer to section II.B. within the outline entitled Current Accounting and Disclosure Issues in the Division of Corporation Finance, located at http://www.sec.gov/divisions/corpfin/cfacctdisclosureissues.pdf.

35 Cash (Utilized)/Generated by Operations, page F-54

7.   We note that in providing the reconciliation to net cash flows from operating activities you begin with loss before taxation, minority interest and effect of change in accounting principal rather than net income/loss. Please revise your presentation to reconcile net income/loss to net cash flow from operating activities, as contemplated by paragraph 28 of FAS 95.

38 Geographical and Segment Information, page F-56

8.   Please tell us how you have complied with the reconciliation requirement for segment revenues, reported profit or loss, assets and other significant items to the corresponding enterprise amounts in accordance with paragraph 25(c) of FAS 131.

Exhibits 4.20 and 4.21

9.   We note that your certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 is worded such that it does not precisely match the language as set forth in the Act. Refer to Instruction 12 to Item 19 of Form 20-F for the exact text of the required Section 302 certifications, and amend your exhibits as appropriate. In this regard and without limitation, there is no provision for your certifying officer to identify the position held with the Company in the first line of the certification. Please refer to FAQ 11 within the Division of Corporation Finance: Sarbanes-Oxley Act of 2002 – Frequently Asked Questions, located at http://www.sec.gov/divisions/corpfin/faqs/soxact2002.htm and amend your exhibits as appropriate.

Engineering Comments

General

10.   We note that your website and some press releases refer to or use the terms "measured," "indicated," and "inferred," resources. If you continue to make references on your web site or press releases to reserve measures other than those recognized by the SEC, please accompany such disclosure with the following cautionary language:

> Cautionary Note to U.S. Investors -The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as "measured," "indicated," and "inferred" "resources," which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 001-31545, which may be secured from us, or from the SEC's website at http://www.sec.gov/edgar.shtml.

11.   Insert a small-scale map showing the location and access to each property, as required by Instruction 1(a) to Item 4.D of Form 20-F. Note that SEC's EDGAR program now accepts Adobe PDF files and digital maps, so please include these

maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at 202-551-8900. We believe the guidance in Instruction 1(a) to Item 4.D of Form 20-F would generally require maps and drawings with the following features:

- A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

- A graphical bar scale should be included. Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered.

- A north arrow.

- An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

- A title of the map or drawing, and the date on which it was drawn.

- In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

Papua New Guinea, page 28

12.	Please describe only geology, history, or exploration results that are directly related to the properties that your company has the right to explore or mine as other disclosure of adjacent properties may cause investors to infer that your property also has commercial mineralization because of its proximity. Unless you also control the Bulolo, Wall and Edie Creek areas, remove all references to these mines, adjacent or analogous properties, deposits, occurrences, or exploration activities by other companies outside of your company's properties and restrict your disclosure solely to your properties.

Wafi Golpu and Morobe, page 28

13.   You have quantified ore reserves of 9.3 million ounces of gold and 3.6 billion pounds of copper in the Wafi Hill area and identified a further 5.5 million ounces in Morobe areas. Please classify these quantities as either proven or probable reserves and separately provide to our engineers the executive summary of the feasibility study which established the technical, legal, and economic validity of these reserves.   Please disclose within the filing the reserve tonnage, ore grade or tenor, economic cutoff grade, and expected metallurgical recovery within the reserve tables. Please note that combining proven and probable reserve categories is contrary to the explicit guidance of Industry Guide 7, which provides that reserves may be combined as "proven and probable" only if proven and probable reserves cannot be readily segregated.

In the event a feasibility study has not completed for these product quantities, you may classify them as mineralized material, provided the mineralization that has been sufficiently sampled at close enough intervals to reasonably assume continuity between samples within the area of influence of the samples. In this instance you would need to disclose that such a deposit would not qualify as a reserve, until a comprehensive evaluation based upon unit cost, grade, recoveries, and other material factors conclude the technical, legal, and economic feasibility.

Moa Creek, page 28

14.   You cite the best intersections for your drill results. As a general checklist, when reporting the results of sampling and chemical analyses, the following points may assist you in preparing meaningful disclosure about mineralization of existing or potential economic significance on your property:

- Disclose only weighed-average sample analyses associated with a measured length or a substantial volume.

- Eliminate all analyses from "grab" or "dump" samples, unless the sample is of a substantial and disclosed weight.

- Eliminate all disclosure of the highest values or grades of sample sets.

- Eliminate grades disclosed as "up to" or "as high as" or "ranging from."

- Eliminate statements containing grade and/or sample-width ranges.

- Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.

- Generally, use tables to improve readability of sample and drilling data.

- Soil samples may be disclosed as a weighted average value over an area.

- Refrain from reporting single soil sample values.

- Convert all ppb quantities to ppm quantities for disclosure.

Please revise your disclosures to comply with this guidance.

Evander, page 31

15.   You state gold grade ranges using cmg/t units of measurement.   Please explain this measurement term within the filing and discuss the significance of these sample result and measurements as it relates to your mining operations and the use of this evaluation compared to other methods for the average investor. Please define these terms and other terms in the text or glossary.

Description of Property, page 36

16.   Please correlate the operational mining areas to the mine sites areas or shaft-operational zones and/or the reserve areas. Is the ARMgold operation the same as the Orkney operation as discussed on pages 40 and 53?

Ore Reserve Statement (Imperial) as at June 30, 2006, page 40

17.   Please disclose the cutoff grades or tenor used to define your ore reserves within your ore reserve tables.   In establishing the cut-off grade, it must realistically reflect the location, deposit scale, continuity, assumed mining method, metallurgical processes, costs, and reasonable metal prices. These cutoff grades may be included within the reserve table or as footnote following the reserve declaration.

18.   Please state the estimated metallurgical recovery for the Western Area South Deep deposit.

Elaneskraal Operations, page 42

19.   You use the terms "lost time frequency" and "fatality frequency rates" in describing the accident and death rates incurred by your mining operations. Please include the workforce staffing levels to which these statistics apply and define these terms in the text or glossary.

Plants, page 44

20.   The actual metallurgical recovery stated for the Elansrand plant of 91.12 % does not closely correlate to the approximate reserve recoveries of 95.6% for the Elaneskraal as found on page 40. Similar variances were noted for the weighted average of the Central and Saaiplaas plants, Free State 1, and Target plants. Please discuss any metallurgical recovery challenges you may have experienced and the actions taken to address these concerns. Please state whether this will affect your reserve estimates in the future. Please state how well your actual performance compares to your reserve estimate assumptions as your reconcile your ore reserve estimates.

Tshepong, page 59

21.   You refer to the reserves associated with the Tshepong shaft complex which do not correlate to the listed reserve quantities. Please correlate the shaft complex production and costs to the mine operations and reserve statements. This would be applicable to the Tshepong and Masimong, ARMgold, and Freegold (surface) facilities.

Hidden Valley project, page 118

22.   Please provide the executive summary of the updated feasibility study as described in the text for the Hidden Valley Project and the Wafi - Golpu pre-feasibility study.

Hidden Valley project, page 119

23.   You state that the ore treated will total 44.5 million tons and not the 47.4 million tons in the reserve statement. Please provide an explanation why the total ore quantity will not be treated, but are an ore reserve. In addition the silver grade and silver recoverable ounces are stated in the text, but are not included in the company reserve tables. Please provide an explanation within the text or a footnote to the reserve tables.

24.   Proven and probable reserves are disclosed for your Free Gold properties. Forward to our engineer as supplemental information and not as part of the registration statement, information that establishes the legal, technical and economic feasibility of the materials designated as reserves, as required by Section C of SEC's Industry Guide 7.   This request is directed primarily for summary reports which include the following:

- Property and/or geologic maps

- Description of your sampling and assaying procedures

- Drill-hole maps showing drill intercepts

- Representative geologic cross-sections and drill logs

- Description and examples of your cut-off calculation procedures

- Cutoffs used for each category of reserve and resource

- Justifications for the drill hole spacing used at various classification levels

- A detailed description of your procedures for estimating "reserves"

- Copies of pertinent engineering and geological reports, and feasibility studies or mine plans (including cash flow analyses)

- A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule.

- Copies of recent geological and/or ore reserve audits.

To minimize the transfer of paper, please provide the requested information on a CD, formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

We remind you of the requirements of Rule 12b-4 under the Exchange Act if you wish this information returned.   In such case, you may wish to provide a pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jennifer Goeken at (202) 551-3721, or Jill Davis, Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. You may contact George K. Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director